Exhibit (a)(5)(vii)

FILED
TARRANT COUNTY
10/6/2014 3:06:39 PM
Cause No. 342-274894-14	THOMAS A. WILDER
DISTRICT CLERK

MATT YOUDALL, Individually and on		§	IN THE DISTRICT COURT OF TARRANT COUNTY, TEXAS JUDICIAL DISTRICT
Behalf of All Others Similarly Situated and		§
Derivatively on Behalf of ATHLON ENERGY INC.,		§ §
§
	Plaintiff,	§
§
vs.		§
§
ENCANA CORPORATION, ALENCO		§
ACQUISITION COMPANY INC., ROBERT		§
C. REEVES, GREGORY A. BEARD,		§
RAKESH WILSON, TED A. GARDNER,		§
WILSON B. HANDLER, MARK A.		§
STEVENS and BART KALSU,		§
	Defendants,	§
§
– and –		§
§
ATHLON ENERGY INC., a Delaware		§
corporation,		§
§
	Nominal Party.	§
§
§

SHAREHOLDER DERIVATIVE AND CLASS ACTION PETITION

Pursuant to Rule 190.1 of the Texas Rules of Civil Procedure, plaintiff would show that discovery is intended to be conducted under Level 3 of Rule 190.1 due to the complexity of this case. Plaintiff, by plaintiff’s attorneys, submits this Petition based upon self-dealing and breach of fiduciary duties against the defendants named herein.

SUMMARY OF THE ACTION

1. This is a shareholder action brought by plaintiff: (i) derivatively on behalf of Athlon Energy Inc. (“Athlon” or the “Company”); and (ii) individually and on behalf of other similarly situated shareholders of Athlon, against the members of the Athlon’s Board of Directors (the

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“Board,” “Athlon’s Board,” or the “Individual Defendants”), Encana Corporation, a Canadian corporation (“Parent”), and Alenco Acquisition Company Inc., a Delaware corporation and indirect, wholly-owned subsidiary of Parent (“Purchaser” and with Parent, “Encana”). This action arises out of Encana’s attempt to purchase Athlon (the “Proposed Acquisition”) for inadequate and unfair consideration and to the detriment of the public shareholders, all in breach of defendants’ fiduciary duties arising out of the Proposed Acquisition. The Board is being aided and abetted in its breaches of these duties by Encana.

2. Athlon is an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin. On September 29, 2014, Athlon and Encana jointly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) under which Encana will acquire all outstanding shares of Athlon for $58.50 in cash per Athlon share. Defendants are moving quickly to consummate the Proposed Acquisition. Under the terms of the Merger Agreement, Encana will soon – within 10 business days of September 29, 2014 – commence a tender offer (the “Tender Offer”) to acquire all of the Company’s shares for $58.50 per share. The Tender Offer will expire 20 business days after it commences, or just over one month from now.

3. The Proposed Acquisition is the result of a conflicted and unfair process. Athlon’s largest and longstanding shareholder, Apollo Global Management (“Apollo”), and the Board and the Company’s executive management collectively control approximately 36% of Athlon’s outstanding shares, and seek liquidity for their illiquid Athlon holdings. The Proposed Acquisition offers that liquidity, and if it closes, Apollo, the members of the Board and senior management will receive over $2 billion from the deal. Not only does Apollo currently control approximately 25% of the Company’s outstanding shares, it also has three designees on the Board, and with defendant Robert C. Reeves (“Reeves”), Athlon’s Chairman, President and CEO, dominates and controls Athlon’s seven member Board.

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4. As a result of the conflicted and unfair process leading to the Proposed Acquisition, the proposed offer price of $58.50 per share is unfair. The Proposed Acquisition price is well below the target price set by at least eight analysts, including a price of $66.00 set by an analyst at Global Hunter Securities on July 22, 2014, a price of $65.00 set by an analyst at Stephens Inc. on August 15, 2014, and another analyst’s estimate of $64.00 per share. Furthermore, the $58.50 per share offer price represents a premium of just 25.2% based on Athlon’s closing price on September 25, 2014, the last day of trading before the announcement. This premium is significantly below the average one-day premium of 40% for comparable transactions in the past three years.

5. In order to lock in the Proposed Acquisition at the inadequate proposed consideration, the Board entered into numerous preclusive and onerous deal protection devices. The terms of the Proposed Acquisition were designed to ensure the sale of Athlon to one buyer, and one buyer only – Encana – on terms preferential to Encana, and to subvert the interests of plaintiff and the other public shareholders of Athlon. First, pursuant to the Merger Agreement, Encana will commence the Tender Offer. The initial offer period of the Tender Offer will expire as soon as 20 days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and Encana has entered into Tender Support Agreements with Apollo, the members of the Board, and the Company’s executive management (the “Tender Agreements”) to tender their approximately 36% holdings to Encana, and to oppose any alternative proposal. Athlon and Encana have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender without so much as a shareholder vote. Thus the Proposed Acquisition is a fait accompli, as once approximately 14% of Athlon’s shares are tendered, defendants can quickly close the deal.

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6. Second, the Board also breached its fiduciary duties by agreeing to other preclusive deal protection devices in connection with the Merger Agreement the Company entered into with Encana. These provisions, which collectively preclude any competing offers for the Company, include: (i) a no-solicitation provision prohibiting the Company from properly shopping itself; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Encana, and allow Encana to match any competing proposal; and (iii) an expense fee provision requiring the Company to pay Encana a $207.5 million penalty should Athlon accept a competing bid. These provisions reflect an attempt by the Board to lock up the Proposed Acquisition at a price that grossly undervalues the Company.

7. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the defendants, the Tender Offer will commence shortly and close in about one month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

8. This Court has jurisdiction over each defendant named herein. Athlon is a corporation that conducts business in and maintains operations in and throughout Texas. The Individual Defendants also have sufficient minimum contacts with Texas so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

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9. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County. Additionally, a substantial portion of the transactions and wrongs complained of herein occurred in this County, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of the fiduciary duties owed to Athlon and its shareholders. Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

10. The Court has jurisdiction over this action because the amount in controversy, exclusive of interest and costs, is within the jurisdictional limits of the Court.

11. Plaintiff seeks monetary relief over $1,000,000.00.

PARTIES

12. Plaintiff Matt Youdall is, and was at all relevant times, an Athlon shareholder.

13. Nominal Party Athlon is a Delaware corporation who may be served with process at 420 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102.

14. Defendant Parent is a Canadian corporation that operates in the United States through Encana Oil & Gas (USA) Inc., whose headquarters are located at 370 17 Street, Suite 1700, Denver, Colorado 80202. Parent may be served with process at CT Corporation System, 111 Eighth Avenue, New York, New York 10011. Parent is sued herein as an aider and abetter.

15. Defendant Purchaser is a Delaware corporation and indirect, wholly-owned subsidiary of Parent, and may be served with process at The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. Purchaser is sued herein as an aider and abetter.

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16. Defendant Reeves is and at all relevant times has been Athlon’s Chairman, President, and CEO, and a member of Athlon’s Board. Defendant Reeves may be served with process at 1624 Waterwood Drive, Keller, Texas 76248.

17. Defendant Gregory A. Beard is and at all relevant times has been a member of Athlon’s Board. Beard is currently a Senior Partner at Apollo, and serves on the Board as one of Apollo’s designees. Defendant Beard may be served with process at 214 East Lake Road, Tuxedo Park, New York 10987.

18. Defendant Rakesh Wilson is and at all relevant times has been a member of Athlon’s Board. Wilson is a partner at Apollo, and serves on the Board as one of Apollo’s designees. Defendant Wilson may be served with process at 1170 5th Avenue, Apt. 2B, New York, New York 10029.

19. Defendant Wilson B. Handler is and at all relevant times has been a member of Athlon’s Board. Handler joined Apollo in 2011, and serves on the Board as one of Apollo’s designees. Defendant Handler may be served with process at 535 West 23rd Street, Apt. N7K, New York, New York 10011.

20. Defendant Ted A. Gardner is and at all relevant times has been a member of Athlon’s Board. Defendant Gardner may be served with process at 920 Granville Road, Charlotte, North Carolina 28207.

21. Defendant Mark A. Stevens is and at all relevant times has been a member of Athlon’s Board. Defendant Stevens may be served with process at 3605 Orchid Lane, Arlington, Texas 76016.

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22. Defendant Bart Kalsu is and at all relevant times has been a member of Athlon’s Board. Defendant Kalsu may be served with process at 784 Huck Finn Trail, Dropping Springs, Texas 78620.

23. The defendants named above in ¶¶16-22 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES AND

THE “ENTIRE FAIRNESS” STANDARD

24. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control; or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

25. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Athlon, are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

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26. Specifically, in any situation where a controlling shareholder’s conflicting interests, including a goal of liquidity, causes it to compete with minority shareholders for consideration, the entire fairness standard is implicated, and the defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

27. The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors: assets, market value, earnings, future prospects, and any other elements that affect the intrinsic or inherent value of a company’s stock.

28. The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.

29. To demonstrate entire fairness, the defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the Board discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price. Because the Company’s officers and directors hold significantly divergent interests from the minority shareholders, the burden to prove the entire fairness of the Proposed Acquisition will remain with defendants.

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THE PROPOSED ACQUISITION

30. Athlon is an independent exploration and production company, headquartered in Fort Worth, Texas, focused on the acquisition, development and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin. With an average of approximately 20 years of industry experience and 10 years of history working together, the Company’s founding management has a proven track record of working as a team to acquire, develop and exploit oil and natural gas reserves in the Permian Basin as well as other resource plays in North America. Athlon formed a partnership with affiliates of Apollo in August 2010 to pursue the acquisition and development of long-lived oil and natural gas properties in the onshore United States. Athlon has targeted the Wolfberry play in the Midland Basin because of its favorable operating environment, consistent reservoir quality across multiple target horizons, long-lived reserve characteristics and high drilling success rates. The management team seeks to add value to its properties by deploying its significant operating experience and exploitation skills to expand reserves and production through low-risk drilling and operational efficiencies.

31. On August 12, 2014, Athlon released its second quarter 2014 financial results, reporting record results. In particular, the Company reported a 95% increase in adjusted EBITDA of $97.1 million compared to $49.8 million for the same period in 2013. In addition, Athlon reported a 109% increase in total revenue of $136.5 million, compared to $65.2 million in the second quarter of 2013. Athlon also announced that the Company’s average daily production volumes increased 96% to a record high of 21,901 barrels of oil equivalent per day (“BOE/D”), compared to 11,183 BOE/D produced in the same quarter in 2013.

32. Commenting on these results, defendant Reeves noted, “‘[i]t’s nice to see that our outstanding individual horizontal and vertical well results are directly translating to predictable

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growth in production and cash flows. The first six horizontal wells are outperforming their average type curves by nearly 70%. As we continue to seamlessly integrate our acquisitions into the Company and add additional horizontal rigs through 2015, we expect these top-tier results to continue for many periods to come.’”

33. Despite Athlon’s well results “‘directly translating to predictable growth in production and cash flows,’” and Company expectations of “‘top-tier results to continue for many periods to come,’” less than six weeks later, the Board inexplicably decided to sell the Company. On September 29, 2014, Athlon and Encana jointly announced that they had entered into the Merger Agreement under which Encana will acquire all outstanding shares of Athlon for $58.50 in cash per Athlon share. Defendants are moving quickly to consummate the Proposed Acquisition. Under the terms of the Merger Agreement, Encana will soon – within 10 business days of September 29, 2014 – commence the Tender Offer to acquire all of the Company’s shares for $58.50 per share. The Tender Offer will expire 20 business days after it commences, or just over one month from now.

34. The press release announcing the Proposed Acquisition states in pertinent part:

Encana announces transformative acquisition of Athlon Energy to establish a premier oil position in the Permian

Encana Corporation (Encana) and Athlon Energy Inc. (Athlon) today jointly announced that the two companies have entered into a definitive merger agreement for Encana to acquire all of the issued and outstanding shares of common stock of Texas-based Athlon by means of an all-cash tender offer (the “Offer”) for US$5.93 billion (US$58.50 per share), as well as Encana assuming Athlon’s US$1.15 billion of senior notes, for a total transaction value of approximately US$7.1 billion. The Athlon board of directors has unanimously recommended to its shareholders that they tender to the offer.

The acquisition will add Athlon’s land position of approximately 140,000 net acres focused solely in the heart of the oil-rich Midland Basin to Encana’s portfolio, giving the company a seventh growth area.

“This transformative acquisition further accelerates our strategy and provides us with a prime position in what is widely acknowledged as one of North America’s top oil plays,” says Doug Suttles, Encana President & CEO. “The Athlon team has

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built an exceptional asset with massive running room that includes greater than 10 years of drilling inventory with up to 11 potential productive horizons of high-margin liquids.”

“With a commitment to excellence and an unwavering focus on results, the Athlon team has established a track record of acquiring high-quality assets, applying extensive technical expertise as a top-tier operator and creating tremendous value for our shareholders,” says Bob Reeves, Chairman, President & CEO of Athlon. “Through tireless dedication and hard work, our team has built a high rate-of-return oil manufacturing process in the heart of the world-class Midland Basin. With Encana’s exceptional resources and the collective expertise of both teams, the next phase will accelerate development and ultimately realize the full potential of the deep inventory of premier projects.”

Encana expects that the transaction will add current production of about 30,000 barrels of oil equivalent per day (boe/d) based on Athlon’s current estimated production including recent acquisitions. Encana sees the potential for approximately 5,000 horizontal well locations with potential recoverable resource of approximately 3 billion barrels of oil equivalent. In 2015, Encana intends to invest at least $1 billion of capital in the play and ramp up from three to at least seven horizontal rigs by year-end 2015. The Permian will play an important part within Encana’s growth portfolio, contributing significantly to company-wide projected total liquids production of around 250,000 barrels per day (bbls/d) by 2017.

“During our strategic review last year, we carefully studied North America’s premier basins and identified the massive horizontal, multi-zone, development potential in the Permian,” adds Suttles. “Our strong balance sheet gave us the ability to act and capture this highly value-accretive opportunity. It is early days in the horizontal development of the Permian play and we see tremendous opportunity to enhance and accelerate value by applying our proven resource play model.”

Following this oil-rich acquisition, Encana now expects to achieve its initial 2017 target to reach 75 percent of operating cash flow from liquids production in 2015, marking a major strategic milestone. In the past year, the company has significantly realigned its portfolio through divestitures of natural gas-weighted assets and the acquisition and development of higher-margin oil and natural gas liquids (NGLs) opportunities.

“We’re delivering on the portfolio promises we made for 2017, today,” says Suttles. “We believe this acquisition, when combined with other recent portfolio changes, is highly accretive to our long-term cash flow per share projections and our goal of sustainably growing shareholder value. Our portfolio now aligns with our vision of being a leading North American resource play company. Our growth areas now include the top two resource plays in Canada, the Montney and Duvernay, and the top two resource plays in the United States, the Eagle Ford and the Permian.”

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Strategic Rationale

•	acquisition in core of North America’s largest unconventional oil play

•	accelerates rebalancing of portfolio by two years

•	investment opportunities for 10+ years

•	acquiring premium netback production

•	lower margin natural gas production being replaced with higher margin oil and NGLs

•	opportunity to enhance value through application of Encana’s operational and proven resource play hub expertise

•	immediately accretive to cash flow per share

•	expected to become free cash flow positive in 2016

•	effective deployment of cash balance

*        *        *

Terms of the Agreement

The transaction has been unanimously approved by the board of directors of both Encana and Athlon. The board of directors of Athlon has also recommended that its shareholders tender their shares to the Offer. Subject to certain conditions, Athlon’s senior management, as well as funds affiliated with Apollo Global Management, LLC (NYSE: APO) have agreed to tender their respective shares to the Offer, which on a combined basis represents approximately 35.8 percent of Athlon shares on a fully diluted basis.

Under the terms of the merger agreement, Athlon shareholders will receive cash consideration of US$58.50 per share, which represents a premium of 28% over the average trading price of Athlon stock for the last 20 days and a 25% premium over the trading price of Athlon stock at market close on Friday, September 26. The Offer is expected to commence within 10 business days and shareholders will have 20 business days to tender their shares to the Offer following its commencement.

The transaction is subject to the terms and conditions set forth in the merger agreement, including that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated, and other customary conditions. If the conditions in the merger agreement are met, promptly following consummation of the Offer, Encana’s indirect, wholly-owned subsidiary will be merged into Athlon and any shares not tendered into the Offer will be cancelled and converted into the right to receive the same US$58.50 per share paid in the Offer. Closing of the transaction is expected by year-end 2014.

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Athlon Senior Notes

Encana expects that the closing of the Offer will trigger the change of control provisions in the indenture governing Athlon’s US$500 million aggregate principal amount of 7 3/8% Senior Notes due 2021 (the “2021 Notes”), pursuant to which an offer to purchase such notes must be commenced within 30 days of the closing of the Offer at a price of 101% of the principal amount of such notes, plus accrued and unpaid interest. Encana does not expect that the closing of the Offer will trigger the change of control provisions in the indenture governing Athlon’s existing US$650 million aggregate principal amount of 6% Senior Notes due 2022 (the “2022 Notes”). Encana expects that any of the 2021 Notes not tendered pursuant to the change of control offer and all of the 2022 Notes will remain outstanding, subject to any future refinancing of such notes Encana may pursue based on market conditions.

Financial and Legal Advisors

Encana is being advised by Tudor, Pickering, Holt & Co. and Barclays as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP, Vinson & Elkins LLP and Blake, Cassels & Graydon LLP as legal advisors.

Athlon is being advised by Evercore Group L.L.C. and Goldman, Sachs & Co., as financial advisors, and Latham & Watkins LLP, as legal advisor.

Barclays has also rendered a fairness opinion to the Encana board of directors in connection with the transaction.

35. The Proposed Acquisition is the result of a conflicted and unfair process. Athlon’s largest and longstanding shareholder, Apollo, and the Board and the Company’s executive management collectively control approximately 36% of Athlon’s outstanding shares, and seek liquidity for their illiquid Athlon holdings. The Proposed Acquisition offers that liquidity, and if it closes, Apollo, the members of the Board and senior management will receive over $2 billion from the deal. Not only does Apollo currently control approximately 25% of the Company’s outstanding shares, it also has three designees on the Board, and with defendant Reeves, Athlon’s Chairman, President and CEO, dominates and controls Athlon’s seven member Board.

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36. From the Proposed Acquisition, Athlon’s officers and directors will receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments. These benefits – “change of control” payments and immediate vesting of restricted shares – are not shared by the Company’s non-insider public stockholders. Thus, Board members are conflicted and serving their own financial interests rather than those of Athlon’s other shareholders.

37. As a result of the conflicted and unfair process leading to the Proposed Acquisition, the proposed offer price of $58.50 per share is unfair. The Proposed Acquisition price is well below the target price set by at least eight analysts, including a price of $66.00 set by an analyst at Global Hunter Securities on July 22, 2014, a price of $65.00 set by an analyst at Stephens Inc. on August 15, 2014, and another analyst’s estimate of $64.00 per share. Furthermore, the $58.50 per share offer price represents a premium of just 25.2% based on Athlon’s closing price on September 25, 2014, the last day of trading before the announcement. This premium is significantly below the average one-day premium of 40% for comparable transactions in the past three years.

38. The Proposed Acquisition consideration also fails to properly reflect Athlon’s value to Encana. Behind the deal is an effort by Encana to continue moving away from natural gas, which has been plagued by stubbornly low prices, and into more lucrative oil production. By acquiring Athlon – Encana’s biggest deal since its creation in 2002 – the Canadian driller will add 140,000 net acres in the Permian Basin in West Texas and part of New Mexico. Encana, Canada’s largest natural gas producer, said it expects production from Athlon’s Texas properties to rise to 50,000 barrels per day (“bpd”) in 2015 from a current 30,000 bpd. With Athlon, Encana expects to achieve its initial

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2017 target to reach 75% of operating cash flow from liquids production in 2015. Ultimately, Encana sees the potential for 5,000 horizontal well locations with potential recoverable resources of 3 billion BOE.

39. In order to lock in the Proposed Acquisition at the inadequate proposed consideration, the Board entered into numerous preclusive and onerous deal protection devices. The terms of the Proposed Acquisition were designed to ensure the sale of Athlon to one buyer, and one buyer only – Encana – on terms preferential to Encana, and to subvert the interests of plaintiff and the other public shareholders of Athlon. First, pursuant to the Merger Agreement, Encana will commence the Tender Offer. The initial offer period of the Tender Offer will expire as soon as 20 days after the commencement of the offer. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and Encana has entered into the Tender Agreements with Apollo, the members of the Board, and the Company’s executive management to tender their approximately 36% holdings to Encana, and to oppose any alternative proposal. Athlon and Encana have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender without so much as a shareholder vote. Thus the Proposed Acquisition is a fait accompli, as once approximately 14% of Athlon’s shares are tendered, defendants can quickly close the deal.

40. Second, the Board also breached its fiduciary duties by agreeing to other preclusive deal protection devices in connection with the Merger Agreement the Company entered into with Encana. These provisions, which collectively preclude any competing offers for the Company, include: (i) a no-solicitation provision prohibiting the Company from properly shopping itself; (ii) a matching rights provision that would require the Company to disclose confidential information about

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competing bids to Encana, and allow Encana to match any competing proposal; and (iii) an expense fee provision requiring the Company to pay Encana a $207.5 million penalty should Athlon accept a competing bid. These provisions reflect an attempt by the Board to lock up the Proposed Acquisition at a price that grossly undervalues the Company.

41. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the defendants, the Tender Offer will commence shortly and close in about one month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

CLASS ACTION ALLEGATIONS

42. Plaintiff brings this action individually and as a class action on behalf of all similarly situated holders of Athlon shares who are being (and will continue to be) harmed by defendants’ actions as described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

43. This action is properly maintainable as a class action.

44. The Class is so numerous that joinder of all members is impracticable. According to Athlon’s SEC filings, there were more than 98.7 million shares of Athlon issued and outstanding as of August 20, 2014.

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45. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing;

(c) whether the defendants are unjustly enriching themselves and other insiders or affiliates of Athlon by engaging in self-dealing in connection with the Proposed Acquisition;

(d) whether the Individual Defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(f) whether the defendants failed to disclose material information to shareholders in connection with the potential transaction, or aided and abetted therein; and

(g) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.

46. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

47. Plaintiff’s claims are typical of the claims of the other members of the Class and neither plaintiff or plaintiff’s counsel have any interests adverse to the Class.

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48. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants herein.

49. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action. Indeed, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

50. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DERIVATIVE AND DEMAND ALLEGATIONS

51. Plaintiff repeats and realleges each allegation as though fully set forth herein.

52. Plaintiff brings this action derivatively in the right and for the benefit of Athlon to redress injuries suffered, and to be suffered, by Athlon as a direct result of the Individual Defendants’ breaches of fiduciary duties owed to Athlon.

53. Plaintiff owns Athlon shares and has been an owner of Athlon shares at all times relevant hereto. Plaintiff will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting their rights. Plaintiff has retained counsel experienced in these types of actions to prosecute claims on the Company’s behalf.

54. Plaintiff has not made a demand on the Board to file suit for the breaches of duty alleged herein because such a demand would be a futile and useless act that would likely lead to Athlon suffering irreparable injury, particularly for the following reasons:

(a) The delay associated with complying with demand requirements together with defendants’ efforts to quickly consummate the merger, will cause the Proposed Acquisition to be

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consummated before plaintiff is able to obtain the relief plaintiff seeks in this action, and will irreparably harm Athlon as there will be no way to undo the merger, the merger will extinguish Athlon as an ongoing entity, and the merger will deprive Athlon of any possibility to recover its losses;

(b) Each of the key officers and directors knew of and/or directly benefited from the wrongdoing complained of herein;

(c) Each member of the Board has been named as a defendant to this lawsuit;

(d) In order to bring this suit, all of the directors of Athlon would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

(e) Defendant Reeves, by virtue of his position as CEO of Athlon, with the Apollo board members, maintains complete control over any decisions required to be made by the Board, including any action to be taken in response to a demand made by shareholders;

(f) Even though certain defendants may claim to be independent directors because they are not directly employed by the Company, none of these defendants are truly independent because they were each designated to serve on the Board by Apollo, Athlon’s largest shareholder, and each have personal and/or professional conflicts of interest with other members of the Board;

(g) Each Individual Defendant has breached his fiduciary duties owed to Athlon as alleged herein;

(h) Each Individual Defendant has breached his fiduciary duties to Athlon, by, among other things, considering selling the Company for an unfair and inadequate price, thereby causing and threatening Athlon irreparable harm in the form of the loss of its assets and future prospects for an unfair and inadequate price, and loss of share value;

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(i) Each Individual Defendant has breached his fiduciary duties to Athlon by considering the Proposed Acquisition and abandoning the Company’s long-term strategic plans, which have, thus far, fueled strong financial performance by Athlon, thereby causing and threatening Athlon irreparable harm in the form of loss of share value, market share, business opportunities and/or goodwill;

(j) Under such circumstances, and under the particular facts alleged above, there is more than reasonable doubt as to the disinterestedness and independence of the Board, thus making demand futile;

(k) Under such circumstances, and under the particular facts alleged above, there is more than reasonable doubt that underlying misconduct of defendants is not a product of a valid exercise of business judgment and cannot be properly ratified by the Board, thus making demand futile;

(l) Any suit by the directors of Athlon to remedy these wrongs would likely expose the Individual Defendants to further civil actions being filed against one or more of the Individual Defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

(m) Each member of the Athlon Board is, directly or indirectly, the recipient of remuneration paid by the Company, including benefits, restricted share awards, and other emoluments by virtue of their Board membership and control over the Company, the continuation of which is dependent upon their cooperation with the other members of the Board, and their participation and acquiescence in the wrongdoing set forth herein, and are therefore incapable of exercising independent objective judgment in deciding whether to bring this action;

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(n) Because of their association as directors of the Company and their positions as present or former employees, the directors are dominated and controlled so as not to be capable of exercising independent objective judgment; and

(o) The Company’s directors’ and officers’ liability insurance coverage prohibits directors from bringing suits against each other. Thus, if the Individual Defendants caused the Company to sue its officers and directors for the liability asserted in this case, they would not be insured for that liability. They will not do this to themselves. The Company’s officers’ and directors’ liability insurance was purchased and paid for with corporate funds for the protection of the corporation. This derivative action does not trigger the “insured vs. insured” exclusion, and therefore only this derivative action can obtain a recovery from the Company’s officers’ and directors’ insurance for the benefit of the corporation.

FIRST CAUSE OF ACTION

Derivative Claim Against the Individual Defendants

for Breach of Fiduciary Duties

55. Plaintiff repeats and realleges each allegation as though fully set forth herein. Plaintiff asserts this claim derivatively on behalf of Athlon.

56. The Individual Defendants are violating fiduciary duties owed to Athlon under Delaware law.

57. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are violating duties to Athlon under Delaware law by considering a transaction with Encana without regard to the fairness of the transaction to Athlon.

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58. As demonstrated by the allegations above, the Individual Defendants are violating fiduciary duties owed to Athlon under Delaware law by, among other reasons:

(a) Ignoring or not protecting against the numerous conflicts of interest resulting from their various interrelationships in the Proposed Acquisition; and

(b) Failing to fully inform themselves of the market value of Athlon before taking, or agreeing to refrain from taking, action concerning the Proposed Acquisition.

59. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have violated their fiduciary duties owed to Athlon.

60. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Athlon, and have breached and are breaching the fiduciary duties owed to Athlon.

61. As a result of the Individual Defendants’ actions, the Company has been and will continue to be irreparably harmed and is entitled to injunctive relief.

SECOND CAUSE OF ACTION

Class Claim for Breach of Fiduciary Duties

Against the Individual Defendants

62. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein. Plaintiff asserts this claim individually and on behalf of Athlon’s shareholders.

63. The Individual Defendants are violating their fiduciary duties under Delaware law owed to Athlon’s shareholders.

64. By the acts, transactions, and course of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Athlon.

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65. The Individual Defendants are violating their fiduciary duties by proposing Athlon enter into the Proposed Acquisition without regard to the effect of the proposed transaction on Athlon’s shareholders.

66. As demonstrated by the allegations above, the Individual Defendants are failing to exercise the care required, and breaching their fiduciary duties owed to Athlon’s shareholders because, among other reasons:

(a) they are failing to properly value Athlon and its various assets and operations; and

(b) they are ignoring or are not protecting against the numerous conflicts of interest resulting from the Individual Defendants’ own interrelationships or connection with the Proposed Acquisition.

67. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Athlon’s shareholders, and have breached and are breaching their fiduciary duties to Athlon’s shareholders.

68. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Athlon’s shareholders, and may consummate the Proposed Acquisition, all to the irreparable harm of Athlon’s shareholders.

69. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

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THIRD CAUSE OF ACTION

Class Claim for Aiding and Abetting Breaches of Fiduciary Duties

Against Parent and Purchaser

70. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein. Plaintiff asserts this claim individually and on behalf of Athlon’s shareholders.

71. The Individual Defendants owed to plaintiff and the members of the Class fiduciary duties as fully set out herein.

72. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

73. Parent and Purchaser are colluding in or aiding and abetting the Individual Defendants’ breaches of fiduciary duties, and are active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

74. Parent and Purchaser are participating in the breaches of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Parent and Purchaser are obtaining and will continue to obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches of fiduciary duty. Specifically, Parent and Purchaser will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated as planned.

75. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts by the Individual Defendants as aided and abetted by Parent and Purchaser.

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PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief, in Athlon’s and plaintiff’s favor and in favor of the Class and against defendants as follows:

A. Declaring that plaintiff may maintain the First Cause of Action derivatively and that plaintiff is an adequate representative on behalf of the Company;

B. Declaring that defendants have breached their fiduciary duties owed to Athlon;

C. Declaring that plaintiff’s Second and Third Causes of Action are properly maintainable as a class action;

D. Declaring that defendants have breached their fiduciary duties owed to Athlon’s shareholders;

E. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Board adopts and implements a procedure or process that complies with the fiduciary duties defendants owe to Athlon and its shareholders;

F. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees, costs and expenses; and

H. Granting such other and further equitable relief as this Court may deem just and proper.

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JURY DEMAND

Plaintiff demands a trial by jury.

DATED: October 6, 2014	Respectfully submitted,

JOE KENDALL (State Bar No. 11260700)
JAMIE J. MCKEY (State Bar No. 24045262)
KENDALL LAW GROUP, LLP
3232 McKinney Avenue, Suite 700
Dallas, TX 75204
Telephone: 214/744-3000
214/744-3015 (fax)
jkendall@kendalllawgroup.com
jmckey@kendalllawgroup.com

ROBBINS GELLER RUDMAN & DOWD LLP
DAVID T. WISSBROECKER
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff

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